Exhibit 99.1

Audit Committee of Focus Media Reports
Results of Second Display Count Survey

SHANGHAI, China, December 22, 2011 – Focus Media Holding Limited (“Focus Media”) (Nasdaq: FMCN) today announced that its audit committee received the results of the second of two third-party, independent surveys on the number of displays in Focus Media’s LCD display network and its poster frame network. The survey was independently conducted by Synovate in December 2011. Synovate is the world’s sixth largest market research company1. To conduct the survey, Synovate used a Stratified Random Sampling methodology. According to Synovate, based on the Sampling Distribution Theory, the actual audited display counts can be projected to reflect the total number of Focus Media’s displays with a +/- 1% sampling error at a 99% confidence level.

The survey results from Synovate show that the number of displays in Focus Media’s LCD display network and poster frame network were 185,218 and 436,363 respectively (see Appendix I). The table below sets forth a summary of the survey results.

	The number of
	displays as of Sep.
	30, 2011 disclosed	The number of	Certified number of
	in the	displays as of Nov,	displays based on
	3rd	28, 2011 (1)	Synovate survey
	quarter 2011	based on	—
	earnings release	Focus Media data	(Appendix I)

LCD display network
Focus Media LCD screens	116,026	121,495	121,386
Focus Media LCD 2.0 digital picture screens	32,478	33,320	33,290
Focus Media LCD 1.0 picture frame devices	29,878	30,542	30,542

Subtotal	178,382	185,357	185,218

Poster frame network
Framedia 2.0 digital picture screens	34,711	34,847	34,847
Framedia 1.0 picture frames	391,304	401,677	401,516

Subtotal	426,015	436,524	436,363

Total	604,397	621,881	621,581

Note: (1) The number of displays as of Nov. 28, 2011 is larger than the number of displays as of Sep. 30, 2011 because of network expansion.

As previously reported, the audit committee has engaged Ipsos to conduct an additional study that will take a full-count census of the number of displays in Focus Media’s LCD display network in order to further verify the numbers of displays disclosed by Focus Media. The results of the census will be released as soon as the study is completed.

[1]	The ranking is assessed by ESOMAR, a world association for market, social and opinion researchers, in terms of 2010 global research revenue. See: Global Market Research 2011, an ESOMAR Industry Report in cooperation with KPMG Advisory P48-49.

Appendix I

Synovate Tel +86 21 6132 2288

Shanghai Branch 5/F World Trade Tower 500 Guang Dong Road Shanghai 200001	Fax +86 21 6132 2266 www.synovate.com

P R China

Certification of Focus Media Displays

Focus Media LCD Display Network and Poster Frame Network Found with Accuracy Rate Over 99.95%

Research Background & Objective:

Upon the request of the audit committee of Focus Media, Synovate is hornored to conduct a survey to audit the authenticity and accuracy of Focus Media’s display count data. This survey covered Focus Media’s LCD display network and its poster frame network.

Audit Methodology:

42 cities have been randomly chosen for this survey, including top tier cities and low tier cities, geographically covering eastern, western, southern, northern and central China. Focus Media’s LCD display network and/or poster frame network are located in all these 42 cities. Based on a list of displays provided by Focus Media, Synovate selected commercial and residential buildings in these cities using the Stratified Random Sampling method, and then conducted an on-site check and count of Focus Media’s displays in each of the sampled buildings. In each city, the number of buildings checked was proportional to the distribution of Focus Media’s displays nationwide in China. With such design, the actual audited display counts could be projected to reflect the total number of Focus Media’s displays within a +/- 1% sampling errors at 99% confidence level.

The results of Synovate’s survey of Focus Media’s displays are as follows:

	Total Number of	Accuracy Rate of
	Displays Per Focus	Focus Media’s
	Media Data as of	Display Count	Certified Number of
	Nov.28, 2011	(%)(A)	Displays(B)

Focus Media LCD screens	121,495	99.91%	121,386

Focus Media LCD 2.0 digital picture screens	33,320	99.91%	33,290

Focus Media LCD 1.0 picture frame devices	30,542	100.00%	30,542

LCD Display Network (Total)	185,357	99.93%	185,218

Framedia 2.0 digital picture screens	34,847	100.00%	34,847

Framedia 1.0 picture frames	401,677	99.96%	401,516

Poster Frame Network (Total)	436,524	99.96%	436,363

Notes:

A.	The percentages are rounded to two decimal points, which may result in tiny variations in the final count statistics.

B.	Certified Number of Displays = Total Number of Displays Per Focus Media Data x Accuracy Rate of Focus Media’s Display Count.

Appendix I (continued)

Synovate Tel +86 21 6132 2288

Shanghai Branch 5/F World Trade Tower 500 Guang Dong Road Shanghai 200001	Fax +86 21 6132 2266 www.synovate.com

P R China

About Synovate:

Founded in 2003, Synovate is the sixth largest market research firm in the world with branch offices in 80 countries/regions and 5,902 employees. In 2010, Synovate successfully conducted 30,179 research projects worldwide, involving 29,572,637 interviews and 253,260 focus groups globally.

Synovate merged with Ipsos in October 2011. However, until January 1, 2012, Synovate shall remain a separate brand offering branding and marketing research services in China independently of Ipsos. The survey of Focus Media’s displays was conducted solely by Synovate and completed in December of 2011. The survey results are not representative of any opinions or conclusions reached or offered by any research companies other than Synovate.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3 and 20-F, in each case as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) operates China’s largest lifestyle targeted interactive digital media network. The Company offers one of the most comprehensive targeted interactive digital media platforms aimed at Chinese consumers at various urban locations. The increasingly fragmented and mobile lifestyle of Chinese urban consumers has created the need for more efficient media means to capture consumer attention. Focus Media’s mission is to build an increasingly comprehensive and measurable interactive urban media network that reaches consumers at various out-of-home locations.

Investor and Media contact:

Jing Lu
Tel: +86 21 22164155
Email: ir@focusmedia.cn